UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No __)*


                            U.S. Wireless Data, Inc.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   912 899 408
                                    ---------
                                 (CUSIP Number)


                               Trinad Capital L.P.
                        153 East 53rd Street, 48th Floor
                              New York, N.Y. 10022

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 March 18, 2005
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 912 899 408
---------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Trinad Capital L.P.
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) |_|

                                                        (b) |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                               7) SOLE VOTING POWER
NUMBER OF                            0
SHARES                        -------------------------------------------------
BENEFICIALLY                   8)    SHARED VOTING
POWER
OWNED BY                             3,720,000
EACH                          -------------------------------------------------
REPORTING                      9)    SOLE DISPOSITIVE
POWER
PERSON                               0
WITH                          ------------------------------------------------
                               10)   SHARED DISPOSITIVE POWER
                                     3,720,000
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,720,000
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      93%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 912 899 408
---------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert Ellin
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) |_|

                                                        (b) |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      OO
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
-------------------------------------------------------------------------------
                               7) SOLE VOTING POWER
NUMBER OF                            0
SHARES                        -------------------------------------------------
BENEFICIALLY                   8)    SHARED VOTING
POWER
OWNED BY                             3,720,000
EACH                          -------------------------------------------------
REPORTING                      9)    SOLE DISPOSITIVE
POWER
PERSON                               0
WITH                          ------------------------------------------------
                               10)   SHARED DISPOSITIVE POWER
                                     3,720,000
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,720,000
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      93%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

      Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, par value $0.01, (the "Common Stock") of U.S. Wireless Data, Inc. ("the Company"). The principal executive offices of the Company are located at 153 East 53rd Street, 48th Floor, New York, N.Y. 10022.

      Item 2. Identity and Background.

      (a) - (c) This statement is being filed jointly by Trinad Captital L.P. ("Trinad Capital") and Robert Ellin, Managing Member of Trinad Capital, (together, the "Reporting Persons").

      Trinad Capital, a Delaware limited liability partnership, is a hedge fund dedicated to investing in micro-cap companies, whose principal place of business is 153 East 53rd Street, 48th Floor, New York, NY 10022. Trinad Capital is a member of GCM Security Partners, LLC ("GCM"), a Delaware limited liability company, whose principal place of business is located at c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor, New York, NY 10019. Robert Ellin is principally employed as the General Partner, and owns 6.2%, of Trinad Capital.

      (d) - (e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration.

      The shares of Common Stock were acquired by Trinad Capital in accordance with the Order Confirming Amended Plan of Reorganization from the United States Bankruptcy Court for the Southern District of New York, dated December 27, 2004.

      Item 4. Purpose of Transaction.

      On March 26, 2004, the Company filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On December 27, 2004, the United States Bankruptcy Court for the Southern District of New York (the "Court") confirmed its Amended Plan of Reorganization (the "Plan"). The Plan contemplates that the primary source of cash for distributions will be the cash contribution of Trinad Capital, L.P. ("Trinad"), the plan sponsor. Trinad has contributed $500,000 in cash to the Company in exchange for 93% of the new common stock issued under the Plan. Trinad will seek to raise additional capital with a view to making the Company an attractive vehicle with which to acquire a business. It will then seek a suitable acquisition candidate. No such business has been identified.

      Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Trinad Capital may be deemed to beneficially own an aggregate of 3,720,000 shares of Common Stock, representing approximately 93% of the outstanding shares of Common Stock.

      As of the date hereof, Robert Ellin may be deemed to beneficially own an aggregate of 3,720,000 shares of Common Stock, representing approximately 93% of the outstanding shares of Common Stock.

      (b) Trinad Capital and Robert Ellin have shared voting power over and shared power to dispose of 3,720,000 shares of Common Stock.

      (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      None.

      Item 7. Material to be Filed as Exhibits.

      Exhibit A: Joint Filing Agreement

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2005




                                /s/ Robert Ellin
                                -------------------------------------
                                Robert Ellin
                                General Partner, Trinad Capital L.P.


                                /s/ Robert Ellin
                                -------------------------------------
                                Robert Ellin

                                    Exhibit A

                            Agreement of Joint Filing

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

      IN WITNESS WHEREOF,  the undersigned have executed this Agreement.  Dated:
March 22, 2005


                                By: Robert Ellin

                                By: /s/ Robert Ellin
                                   ---------------------------


                                Trinad Capital L.P.

                                By: /s/ Robert Ellin
                                   ---------------------------
                                Name:  Robert Ellin
                                Title: General Partner